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                                                        EXHIBIT H



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :         )

Allegheny Power System, Inc., et al.
Notice of Proposed Continuance of System Money Pool





     Allegheny Power System, Inc. (Allegheny), 10435 Downsville Pike, Hagerstown, MD 21740-1766, a registered public utility holding company, and its direct and indirect wholly owned subsidiaries Monongahela Power Company (Monongahela), 1310 Fairmont Avenue, Fairmont, WV 26555-1392, The Potomac Edison Company (Potomac Edison), 10435 Downsville Pike, Hagerstown, MD 21740-1766, West Penn Power Company (West Penn) 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601, and Allegheny Generating Company (AGC), 10435 Downsville Pike, Hagerstown, MD 21740-1766, have filed an Application or Declaration pursuant to Sections 6, 7, 9(a), 10 and 12 of the Act and Rules 43 and 45 thereunder.
The proposed transaction involves (a) the continuation of short-term financing programs for Allegheny, Monongahela, Potomac Edison, West Penn and AGC for the period December 31, 1997 to December 31, 2002 and (b) the continuation of the Allegheny Power System Money Pool for the period December 31, 1997 to December 31, 2002 by Allegheny, Monongahela, Potomac Edison, West Penn and AGC, together with another wholly-owned subsidiary of Allegheny, Allegheny Power Service Corporation (APSC), 800 Cabin Hill Drive, Greensburg, Pennsylvania, as Agent and Administrator of the Money Pool. The short-term financing programs and the Money Pool were previously authorized by orders dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995 and
April 18, 1996 (HCAR Nos. 25462, 25481, 25581, 25919, 26418 and
26506, respectively) (Prior Orders).


          A.   Short-Term Debt Programs

     Allegheny, Monongahela, Potomac Edison, West Penn, and AGC hereby request authorization from December 31, 1997 to December 31, 2002, to the extent necessary to cover the issuance of short-term debt. Allegheny and its affiliates, Monongahela, Potomac Edison, West Penn, and AGC, have established bank lines of credit for short-term borrowings with various banks.


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          Allegheny and its affiliates have agreed to pay for
each of the lines of credit above with an annual cash fee no greater than 10 basis points on all or the balance of the line of credit.

          Allegheny, Monongahela, Potomac Edison, West Penn, and AGC each propose to borrow short-term funds through the issuance of notes to banks and dealers in commercial paper in aggregate amounts not to exceed the following amounts outstanding at any one time:

          Allegheny                     $400 Million
          Monongahela                   $106 Million
          Potomac Edison                $130 Million
          West Penn                     $182 Million
          AGC                           $100 Million

It is proposed that such notes and commercial paper will be issued from time-to-time prior to December 31, 2002 provided that no such notes or commercial paper shall mature after June 30, 2003.

          Each note payable to a bank will be dated as of the date of the borrowing which it evidences, will mature not more than two hundred-seventy (270) days after the date of issuance or renewal thereof, will bear interest at a mutually agreed upon rate, provided that the effective rate for any 30-day period, on an annualized basis, will not exceed prime plus 2 percentage points and may or may not have prepayment privileges. Each note payable shall have such other terms and be subject to such other conditions as are set forth in the initial Application or Declaration at file number 70-7888. It is estimated that the maximum aggregate amount of any short-term borrowings on behalf of Allegheny and its affiliates (including AGC) at any one time outstanding, when taken together with any commercial paper then outstanding and funds borrowed by such affiliates under the Money Pool, will not be in excess of $918 million.

          The commercial paper will be in the form of promissory notes and will be of varying maturities, with no maturity more than 270 days after the date of issue. The commercial paper shall have such other terms and be subject to such other conditions as are set forth in the initial Application or Declaration at file number 70-7888.

          Allegheny, Monongahela, Potomac Edison, West Penn, and
AGC hereby request authority to continue to file Certificates under Rule 24 with respect to the issuance and sale of short-term debt hereafter consummated pursuant to this Application or Declaration on a semiannual basis.


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     B.   Money Pool

          Allegheny, Monongahela, Potomac Edison, West Penn and AGC seek to continue the Allegheny Power System Money Pool from December 31, 1997 to December 31, 2002. The operation of the Money Pool is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the Applicants, thereby minimizing the need for short-term borrowings to be made by the Applicants from external sources. Allegheny is a participant in the Money Pool only insofar as it has funds available for lending through the Money Pool. Allegheny may not borrow from the Money Pool. AGC will be allowed to borrow from, but not invest in, the Money Pool.

          The companies believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Pool will generally be higher than the typical yield on short-term investments.

          Allegheny, Monongahela, Potomac Edison, West Penn and
AGC hereby request authority to continue to file Certificates under Rule 24 with respect to the transactions under the Money
Pool on a semiannual basis.

     C.   Application of Proceeds

          Allegheny may use the proceeds of its proposed short-term borrowings to acquire common stock of its subsidiaries and for other general corporate purposes including the financing of construction and property acquisitions. Allegheny may also make capital contributions to its direct and advances to its indirect subsidiaries or other types of loans to its subsidiaries.

          Other than the ownership interest of an exempt wholesale generator ("EWG") through a subsidiary of AYP Capital, Inc. (AYP Energy, Inc.) and Allegheny's 9.9% limited partnership interest in The Latin America Energy and Electricity Fund I, L.P., neither Allegheny nor any subsidiary thereof currently has an ownership interest in an EWG or foreign utility company ("FUCO") as defined in Sections 32 or 33 of the Act. However, some of the proceeds from the financing transactions proposed herein may be used by Allegheny as a capital contribution to a nonutility subsidiary which could acquire an interest in an EWG or a FUCO. Neither Allegheny nor any subsidiary thereof currently or as a consequence of the transactions proposed herein will be a party to, or has any rights under, a service, sales, or construction agreement with an EWG or a FUCO.

          In addition, Allegheny may use the proceeds of such proposed borrowings to purchase shares of Allegheny common stock in order to fund its

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Dividend Reinvestment and Stock Purchase Plan and Employee Stock Option and
Stock Purchase Plan in lieu of issuing additional new shares of common stock pursuant to such plans.

          Monongahela, Potomac Edison, and West Penn will each use the proceeds of their proposed short-term borrowings to operate their respective business as an electric utility company, including the financing of construction and property acquisitions. AGC will use the proceeds of its proposed short-term borrowings to operate its business as an electric generating company, including the financing of construction projects.

          Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

     Analysis Under Rule 53

          Rule 53(a) provides that the SEC shall not make certain specified adverse findings under Sections 7 and 12 in connection with a proposal by a registered holding company (i) to issue or sell securities for the purpose of financing the acquisition of an EWG, or (ii) to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs
(b)(1) through (b)(3) of Rule 53 exists. All of the conditions set forth in Rule 53(a) are satisfied and none of the conditions set forth in Rule 53(b) exist or, as a result thereof, would exist.

          Rule 53(a)(1): Assuming that Allegheny's entire "aggregate investment" authority ($481 million) was invested in EWGs, it would on a pro forma basis equal approximately 48% of the system's consolidated retained earnings - $481,000,000 divided by $1,001,974,000, the average of the consolidated retained earnings of APS reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended June 30, 1997.

          Rule 53(a)(2): APS will maintain books and records and cause each EWG or FUCO in which it directly or indirectly holds an interest to maintain and make available the books and records required by Rule 53(a)(2).

          Rule 53(a)(3): No more than 2% of the employees of APS' domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs or FUCOs in which APS holds a direct or indirect interest.

          Rule 53(a)(4): APS will simultaneously submit a copy of all Applications or Declarations on Form U-1 in which APS requests authority (i) to issue or sell securities for the purpose of financing the acquisition of an EWG or (ii) to guarantee

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the securities of an EWG, to each of the public service
commissions having jurisdiction over the retail rates of any affected public utility subsidiary of APS. In addition, APS will submit copies of any Rule 24 certificates in connection with such Application or Declaration, as well as a copy of Item 9 and Exhibits G and H of APS' Form U5S (commencing with the Form U5S filed for the first calendar year for which APS reports any data under Item 9 or Exhibits G and H), to each of the public service commissions having jurisdiction over the retail rates of any affected public utility subsidiary of APS.

          In addition, APS states that the provisions of Rule
53(a) are not made inapplicable by reason of the provisions of Rule 53(b).

          Rule 53(b)(1): Neither APS nor any subsidiary of APS is the subject of any pending bankruptcy or similar proceeding.

          Rule 53(b)(2): APS' average consolidated retained earnings for the four most recent quarterly periods
($1,001,974,000) represented an increase in the average consolidated retained earnings of approximately $20,534,000 (or
2%) from the previous four quarterly periods ($981,440,000).

          Rule 53(b)(3): For the year ended December 31, 1996, there were losses in connection with direct or indirect investments in EWGs or FUCOs in the amount of $2,178,000 (AYP
Energy).


          The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.
Interested persons wishing to comment or request a hearing should
submit their views in writing by               , 1996, to the
Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.


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